JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement on Schedule 13G jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13G with respect to the shares of Common Stock, par value $0.0001 per share, of Kodiak AI, Inc. beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13G.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 1st day of October, 2025.

PAZ MICHAEL ESHEL,
individually

By: */s/ Paz Michael Eshel*
Name: Eshel Paz Michael

PAZ ESHEL LIVING TRUST

By: */s/ Paz Michael Eshel*
        Name: Paz Michael Eshel
        Title: Trustee